

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 31, 2016

Via E-mail
Mr. George Elston
Chief Financial Officer and Treasurer
Juniper Pharmaceuticals, Inc.
23 Arch Street
Boston, MA 02110

> **Re: Juniper Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-10352**

Dear Mr. Elston:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
2.   Summary of Significant Accounting Policies
Revenue Recognition and Sales Returns Reserves, F-13

1. Please provide us an accounting analysis with reference to authoritative literature supporting your recognition of sales to Merck KGaA for CRINONE at an amount exceeding what appears to be your minimum selling price of direct manufacturing cost plus 20%. It would appear that any amount beyond the minimum is contingent on not only a subsequent sale by Merck KGaA but also on Merck KGaA's selling price to its customer. As such, it is not clear to us how recognizing amounts over the minimum before Merck KGaA transfers risk of loss to its customer complies with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance